ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP

The Orrick Building
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fax +1-415-773-5759

www.orrick.com

Brett Cooper

(415) 773-5918

bcooper@orrick.com

June 8, 2012

Via Edgar

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Blaise Rhodes

Re: The Gap, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 26, 2012, File No. 001-07562

Dear Mr. Rhodes:

As we discussed on June 4, 2012, The Gap, Inc. (the "Company") has requested an extension until June 29, 2012 to respond to the comments set forth in the Staff's letter dated June 1, 2012 in connection with the Company's annual report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2012.

If you have any questions regarding this extension request, please contact me at (415) 773-5918.

Very truly yours,

/s/ Brett Cooper

Brett Cooper